

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



02002595

SUPPL

02 JAN 18 AM 8:56

13 December 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms. Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 7 December 2001, Re: Amsteel Corporation Berhad ("Amsteel") Proposed disposal of Amsteel Group's remaining equity interest of 12.95% in eCyberChina Holdings Limited (formerly known as eCyberChina.net Limited);

b) General Announcement dated 10 December 2001, Re: Notice of Extraordinary General Meeting; and

b) General Announcement dated 10 December 2001, Re: Itochu Corporation vs. Optima Jaya Sdn Bhd and Amsteel Corporation Berhad - Kuala Lumpur High Court summons no. D6-22-2030-2001.

Please contact the undersigned for any queries.

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms. Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr. Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Reference No MM-011207-54249

	Submitting Merchant Bank (if applicable)	: **RHB Sakura Merchant Bankers Berhad**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Amsteel Corporation Berhad**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **Mr. Tan Kong Han**
*	Designation	: **Senior General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel")
Proposed disposal of Amsteel Group's remaining equity interest of 12.95% in eCyberChina Holdings Limited (formerly known as eCyberChina.net Limited)("eCyberChina")

* **Contents :-**

1. Background

On 3 December 1998, Amsteel, Ambang Jaya Sdn Bhd ("Ambang") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa"), both wholly-owned subsidiaries of Amsteel (collectively referred to as the "Amsteel Parties"), signed a share sale agreement with Lucky Choice Assets Limited ("LCAL"), a wholly-owned subsidiary of CIL Holdings Limited ("CIL") and CIL (collectively referred to as the "CIL Parties") to dispose Amsteel Group's entire 73.06% equity interest comprising 153,508,700 shares of HK$1.00 each in eCyberChina (then known as Lion Asia Limited) ("Subject Shares") for HK$358.4 million ("CIL Agreement").

On 26 April 1999, Amsteel announced that Ambang and Angkasa have completed the disposal of the first tranche of the Subject Shares amounting to 105,185,700 eCyberChina shares of HK$1.00 each (representing 50.06% equity interest) for a consideration of HK$245.6 million.

On 24 February 2000, the parties executed a supplemental agreement for the disposal of the balance of the Subject Shares (representing a 23% equity interest and comprising 48,323,000 eCyberChina shares of HK$1.00 each) ("Remaining Shares"), in 3 tranches; sale of the last tranche to be completed on or before 22 August 2001, for a total balance consideration of HK$112.8 million.


RHB Sakura Merchant Bankers Berhad
Corp Finance

The balance 23% equity interest comprising the Remaining Shares were subsequently diluted to a 12.95% equity interest comprising 241,615,000 eCyberChina shares of HK$0.20 each following the implementation of a share split and various other corporate transactions by eCyberChina.

Due to LCAL's failure to complete the acquisition of the Remaining Shares, the Amsteel Parties have terminated the CIL Agreement with regards to the Remaining Shares, and have on 6 December 2001 entered into a conditional share sale agreement ("SG/GM Agreement") to dispose the Remaining Shares to Shen Gang Limited ("Shen Gang") and Grand Marvellous Limited ("Grand Marvellous") for a total cash consideration of HK$48.323 million ("Proposed Disposal of Remaining Shares").

2. Details of the Proposed Disposal of Remaining Shares

2.1 Information on eCyberChina

eCyberChina was incorporated in Hong Kong on 28 July 1972 as a company with limited liability under the name of Success Holdings Limited. In November 1972, eCyberChina was listed on The Stock Exchange of Hong Kong. eCyberChina changed to its present name with effect on 9 April 2001. As at the date hereof, eCyberChina has an authorised share capital of HK$600,000,000 comprising 3,000,000,000 ordinary shares of HK$0.20 each, of which HK$373,100,000 comprising 1,865,500,000 ordinary shares of HK$0.20 each have been issued and fully paid up. Presently, the Amsteel Group has a 12.95% equity interest in eCyberChina.

The principal activity of eCyberChina is investment holding and its subsdiaries are engaged in information technology related businesses, property holding and investment business in Hong Kong and the People's Republic of China.

eCyberChina recorded an audited consolidated loss after taxation of approximately HK$81,358,000 for the financial year ended 30 June 2001. eCyberChina's audited consolidated net tangible assets ("NTA") as at 30 June 2001 is approximately HK$358,644,000.

2.2 Terms and Conditions

On 6 December 2001, the Amsteel Parties entered into the SG/GM Agreement with Shen Gang and Grand Marvellous to dispose of its entire holding of 241,615,000 eCyberChina shares of HK$0.20 each representing a 12.95% equity interest in eCyberChina for a total cash consideration of HK$48.323 million.

Pursuant to the SG/GM Agreement, the aggregate cash consideration of HK$48.323 million shall be paid progressively over a period of 150 days from the Unconditional Date (as defined in Section 7 herein) against a corresponding delivery of the requisite number of eCyberChina shares, as particularised in Table A.



The eCyberChina shares shall be acquired by Shen Gang and Grand Marvellous free from liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion.

The Amsteel Parties have also obtained a deed of guarantee and indemnity dated 6 December 2001 from Shanghai Mingyuan Enterprise Group Co. Ltd, a company incorporated in the People' s Republic of China, to guarantee the performance of the Shen Gang and Grand Marvellous in respect of their respective obligations under the SG/GM Agreement.

2.3 Basis of Disposal Consideration

The disposal consideration for the Remaining Shares of HK$48.323 million (which translates to approximately HK$0.20 per eCyberChina share) was agreed to by the Directors of Amsteel following negotiations on a 'willing buyer-willing seller' basis and after having considered the financial performance of eCyberChina Group.

The audited consolidated NTA of eCyberChina as at 30 June 2001 is HK$358.64 million (or HK$0.19 per eCyberChina share). The disposal consideration of HK$0.20 per eCyberChina share, approximates the aforesaid consolidated NTA per eCyberChina share. The Directors of Amsteel further noted that eCyberChina recorded an audited consolidated net loss after taxation of approximately HK$81.35 million (or HK$0.07 per eCyberChina share) for the financial year ended 30 June 2001.

3. Undertaking By the Amsteel Parties

Under the SG/GM Agreement, the Amsteel Parties shall procure the cancellation, release or discharge of the guarantees issued by eCyberChina in favour of the following financial institutions in respect of the loans granted to Jilin Motor City Park Hotel Co. Ltd, a subsidiary of Amsteel:

a) Dao Heng Bank (Shenzhen), within 7 business days from the date of receipt by Ambang and Angkasa of HK$25 million out of the total consideration of HK$48.323 million; and
b) Standard Chartered Bank (Tianjin), within 7 business days from the date of receipt by Ambang and Angkasa of the total consideration of HK$48.323 million.

As at the date hereof, the aforesaid loans have already been settled by the Amsteel Group, and therefore the Directors of Amsteel are of the view that the cancellation, release or discharge of the said guarantees would be a matter of formality.



4. Rationale for the Proposed Disposal of Remaining Shares

LCAL failed to complete the acquisition of the Remaining Shares in accordance with the terms of the CIL agreements as amended by the supplemental agreement dated 24 February 2000. Since August 2000 (being the final month for the completion of the acquisition of the Remaining Shares by LCAL), the CIL Parties have been in negotiations with the Amsteel Parties for a further extension of time for LCAL to complete the acquisition of the Remaining Shares and to pay the sum of HK$112.8 million.

The negotiations were, however, unsuccessful as the CIL Parties did not commit to pay the balance consideration of HK$112.8 million on any specific future date, and further more, the Directors of Amsteel noted that the CIL Group is currently under-going a debt restructuring exercise with its creditors.

Accordingly, the Directors of Amsteel concluded that it is in the best interest of Amsteel Group that the CIL Agreement be terminated with regards to the disposal of the Remaining Shares, and that the best course of action is to proceed to sell the Remaining Shares to Shen Gang and Grand Marvellous, and to claim from the CIL Parties damages for, *inter-alia*, the difference between the cash consideration of HK$48.323 million receivable under the SG/GM Agreement and the balance consideration of HK$112.8 million receivable under CIL Agreement.

5. Utilisation of Proceeds

The Proposed Disposal of Remaining Shares will result in a gross cash inflow to the Amsteel Group of approximately HK$48.323 million (equivalent to approximately RM23.35 million at the assumed exchange rate of HK$1.00 = RM0.4833). The Directors of Amsteel proposes to apply the aforesaid cash proceeds to repay the Amsteel Group's borrowings.

6. Financial Effects of the Proposed Disposal of Remaining Shares

6.1 On Share Capital

The Proposed Disposal of Remaining Shares would not have any impact on the issued and paid–up share capital of Amsteel as there is no new issuance of Amsteel shares.

6.2 On Earnings and NTA

Presently, there is no carrying value for the Remaining Shares recorded in the audited consolidated accounts of Amsteel, and instead an amount receivable from LCAL has been reflected in the audited consolidated accounts of Amsteel based on the obligation of LCAL to pay the balance consideration of HK$112.8 million in accordance with the terms of the CIL Agreement.


Merchant Bankers
Berhad
Finance

Barring unforseen circumstance, and based on the aggregate disposal consideration of HK$48.323 million and assuming the exchange rate of HK$1.00 = RM0.4833 is applicable, and that the Amsteel Group is able to recover the sum of HK$64.5 million from the CIL Parties (being the difference between the cash consideration of HK$48.323 million receivable under the SG/GM Agreement and the balance consideration of HK$112.8 million receivable under CIL Agreement), the Directors of Amsteel do not expect the Proposed Disposal of Remaining Shares to have any material effect on the earnings and the NTA of the Amsteel Group for financial year ending 30 June 2002.

If the Amsteel Group is unable to recover the sum of HK$64.5 million from the CIL Parties, the Directors of Amsteel expect the Proposed Disposal of Remaining Shares to reduce the consolidated net earnings and the consolidated NTA of Amsteel by approximately RM31 million.

7. Conditions to the Proposed Disposal of Remaining Shares

The Proposed Disposal of Remaining Shares is subject to various conditions including the following:-

(i) the approval of the Securities Commission ("SC");
(ii) the approval of the shareholders of Amsteel at an extraordinary general meeting to be convened; and
(iii) the approval of any other relevant authorities.

The SG/GM Agreement shall become unconditional on the date of satisfaction of the last of the aforesaid conditions ("Unconditional Date").

8. Directors' and Substantial Shareholders' Interest

Based on Amsteel's Register of Directors' shareholdings and Register of Substantial Shareholders' shareholding, and insofar as the Directors of Amsteel are able to ascertain, none of the Directors, substantial shareholders of Amsteel nor persons connected to them, has any interest, direct or indirect, in the Proposed Disposal of Remaining Shares.

9. Directors' Opinion On the Proposed Disposal of Remaining Shares

The Directors of Amsteel are of the opinion that the Proposed Disposal of Remaining Shares is in the best interest of Amsteel.



10. Other Matters

(i) The Circular containing details on the Proposed Disposal of Remaining Shares would be despatched to the shareholders of Amsteel in due course;

(ii) Shareholders of Amsteel as well as potential investors should be aware that the Proposed Disposal of Remaining Shares are subject to the conditions referred to in Section 7 above, which may or may not be fulfilled. Shareholders of Amsteel as well as potential investors should exercise caution when dealing in the securities of Amsteel;

(iii) Barring any unforeseen circumstances, the Proposed Disposal of Remaining Shares are expected to be completed within 8 months from the date of the SG/GM Agreement; and

(iv) The SG/GM Agreement is available for inspection at the Registered Office of Amsteel at the Registered Office of Amsteel at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, during normal business hours from Monday to Friday (except public holidays) from the date hereof to the date of the extraordinary general meetings to be convened by Amsteel.

(v) Barring unforeseen circumstance, the necessary application to seek the SC's approvals for the Proposed Disposal of Remaining Shares would be submitted within 3 months from the date of this announcement.

This announcement is dated 7 December 2001.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:


Sakura Merchant Bankers Berhad
Finance

Table A

	Timing for **a) Payment by Shen Gang and Grand Marvellous** **b) Delivery of eCyberChina shares by Ambang and Angkasa**	**No. of eCyberChina shares to be delivered**	**Cash Payment HK$**
1	a) Within 3 business days from the Unconditional Date b) Within 7 business days upon receipt of the above payment	37,500,000	7,500,000
2	a) Within 30 business days from the Unconditional Date b) Within 7 business days upon receipt of the above payment	37,500,000	7,500,000
3	a) Within 60 business days from the Unconditional Date b) Within 7 business days upon receipt of the above payment	50,000,000	10,000,000
4	a) Within 105 business days from the Unconditional Date b) Within 7 business days upon receipt of the above payment	50,000,000	10,000,000
5	a) Within 150 business days from the Unconditional Date b) Within 7 business days upon receipt of the above payment	66,615,000	13,323,000
	Total	**241,615,000**	**48,323,000**





Form Version 2.0

General Announcement

Reference No **AA-011210-68327**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **AMSTEEL CORPORATION BERHAD**

* Stock name : **AMSTEEL**

* Stock code : **2712**

* Contact person : **CHAN POH LAN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 11.30 am, for the purpose of considering and, if thought fit, passing the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

"That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 10 December 2001, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and not to the detriment of the minority shareholders;

(ii) disclosure is made in accordance with paragraph 4.1.5 of PN 12/2001-A of the KLSE's Listing Requirements in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act), provided that such transactions are made on an arm's length basis and on normal commercial terms; and

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

10 DEC 2001

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

By Order of the Board

MAK WAI CHIN
CHAN POH LAN
Secretaries

Kuala Lumpur
10 December 2001

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or if the appointor is a corporation, under its common seal.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

10 DEC 2001



Form Version 2.0

General Announcement

Reference No AA-011210-67113

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **AMSTEEL CORPORATION BERHAD**

* Stock name : **AMSTEEL**

* Stock code : **2712**

* Contact person : **CHAN POH LAN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ITOCHU CORPORATION ("ITOCHU") VS. OPTIMA JAYA SDN BHD ("OPTIMA JAYA") AND AMSTEEL CORPORATION BERHAD ("THE COMPANY"- Kuala Lumpur High Court summons no. D6-22-2030-2000

* **Contents :-**

The Board of Directors of the Company wishes to announce that on 5 December 2001 the Kuala Lumpur High Court had in the above captioned suit allowed Itochu to enter summary judgement against the Company and its wholly-owned subsidiary, Optima Jaya, in the following amounts:

(i) the sum of RM2,183,225.13 due as at 31 July 2000 together with interest thereon;

(ii) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000.00 from 1 August 2000 until 8 February 2001 and on the sum of RM36,000,000.00 from 9 February 2001 to 1 March 2001 together with interest accruing on the aforesaid guarantee fee; and

(iii) costs to be fixed,

being the amounts alleged by Itochu to be due and owing to Itochu by Optima Jaya under a Guarantee Fee Agreement dated 23 May 1995 and by the Company pursuant to a letter of comfort issued by the Company dated 23 May 1995.

The Board of Directors has been advised that Optima Jaya and the Company have reasonable grounds to appeal against the Court's decision. Optima Jaya and the Company have instructed their lawyers to appeal against the Court's decision and apply to stay the execution of the judgement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

10 DEC 2001